KIRKLAND & ELLIS LLP
And Affiliated Partnerships

655 15th Street, NW
Washington, DC 20005

April 21, 2008

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance Mail Stop 4561 100 F Street, N.E. Washington, D.C. 20549 Attention: Barbara C. Jacobs

Re:	NexCen Brands, Inc. Registration Statement on Form S-3 Filed February 4, 2008 File No. 333-149026

Ladies and Gentlemen:

On behalf of our client, NexCen Brands, Inc., a Delaware corporation (the “Company”), we are responding to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 4, 2008, with respect to the Company’s above-captioned Registration Statement on Form S-3 filed with the Commission on February 4, 2008 (the “Form S-3”). Earlier today, the Company filed via EDGAR Amendment No. 1 to Form S-3 (“Amendment No. 1”), which contains the revisions described below.

For reference purposes, the Staff’s comments have been reproduced below, followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form S-3. We appreciate the time and effort that the Staff has dedicated to reviewing our disclosures.

1.
Staff’s Comment: We understand a conference call took place on February 25, 2008 between you and the staff of the Division’s Office of the Chief Accountant regarding your waiver request, in which you asked that you not be required to file the auditor’s consent for the financial statements of MaggieMoo’s. Please confirm in writing the representation you made during the call that the acquisition of MaggieMoo’s does not exceed the significance threshold described in Rule 3-05 of Regulation S-X.

Response: In response to the Staff’s comment, the Company has confirmed that the acquisition of MaggieMoo’s does not exceed the significance threshold described in Rule 3-05 of Regulation S-X based on the calculations included on Exhibit A attached hereto.

2.
Staff’s Comment: With respect to the shares to be offered for resale by Pretzel Time Franchising, LLC, Pretzelmaker Franchising, LLC, and BTMU Capital Corporation, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by each shareholder.

Response: On or about August 17, 2007, Pretzel Time Franchising, LLC and Pretzelmaker Franchising, LLC changed their names to PTF, LLC and PMF, LLC, respectively. The Selling Stockholder table in the Form S-3 has been updated to reflect the name changes. In his capacity as the Chairman of the Board of Directors of Mrs. Fields’ Companies, Inc., the indirect parent of PTF, LLC and PMF, LLC, Herbert S. Winokur, Jr. exercises the sole voting and dispositive powers with respect to the shares to be offered for resale by PTF, LLC and PMF, LLC. Mr. Winokur is affiliated with Capricorn Investors II, L.P. and Capricorn Investors III, L.P., which are private investment firms that own a majority of the stock of Mrs. Fields’ Companies, Inc. In his capacity as the Chief Financial Officer of BTMU Capital Corporation, Paul F. Nolan exercises the sole voting and dispositive powers with respect to the shares to be offered for resale by BTMU Capital Corporation.

3.
Staff’s Comment: Please confirm that no selling shareholder is affiliated with a registered broker-dealer. If not so, please disclose whether any selling shareholder affiliated with a registered broker-dealer acquired the securities to be resold in the ordinary course of business or had any agreements, understandings or arrangements with any other person, either directly or indirectly, to dispose of the securities at the time of the acquisition.

Response: BTMU Capital Corporation is affiliated with a registered broker-dealer. BTMU Capital Corporation has confirmed to the Company that they acquired the securities to be resold in the in the ordinary course of business and had no agreements, understandings or arrangements with any other person, either directly or indirectly, to dispose of the securities at the time of the acquisition. To the Company’s knowledge, no other selling shareholder is affiliated with a registered broker-dealer.

4.
Staff’s Comment: Please include updated financial statements pursuant to Rule 3-12 of Regulation S-X in the documents incorporated by reference and any other documents required to be incorporated by Item 12(a)(2) of Form S-3.

Response: In response to the Staff’s comment, the Company has incorporated by reference in Amendment No. 1 the financial statements for the year ended December 31, 2007 that were included in the Company’s Annual Report on Form 10-K filed with the Commission on March 21, 2008. See page 8 of Amendment No. 1 which incorporates by reference the Form 10-K.

5.
Staff’s Comment: Refer to our correspondence dated February 19, 2008 regarding requirements resulting from your acquisition of the assets of Great American Cookie Franchising, LLC and Great American Manufacturing, LLC. Please file the financial statements and related information in satisfaction of the requirements of Rule 3-05 of Regulation S-X or, in the alternative, incorporate by reference your filing that includes such information.

Response: In response to the Staff’s comment, the Company has incorporated by reference in Amendment No. 1 the financial statements and other financial information included in the Company’s Current Report on Form 8-K/A filed with the Commission on April 15, 2008 related to its acquisition of Great American Franchising LLC and Great American Manufacturing, LLC. See page 8 of Amendment No. 1 which incorporates by reference the Form 8-K/A.

6.
Staff’s Comment: Please confirm that the reference to the General Corporation Law of the State of Delaware in the legal opinion of Kirkland & Ellis LLP is intended to encompass other Delaware statutory provisions as well as applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Response: We hereby confirm that the reference to the General Corporation Law of the State of Delaware in the legal opinion includes other Delaware statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting those laws as currently in effect.

We hope that the foregoing has been responsive to the Staff's comments. If you have any questions in connection with our response to your comments, please contact me at (202) 879-5224.

Sincerely,

/s/ Andrew M. Herman

Andrew M. Herman

cc: Sue Nam, General Counsel, NexCen Brands, Inc.

Exhibit A

NexCen Brands, Inc.
Analysis of MaggieMoos' Contribution to NexCen Group
As of and For the Year ended December 31, 2006
(Includes Acquired Brands Through February 15, 2007)
(Unaudited)

					Total
					Previously
					Acquired		MaggieMoos'
OPERATIONS:	NexCen	TAF		Bill Blass	Entities		Historical
	Historical	Pro Forma		Pro Forma	Pro Forma	(1)	2006 (2)
Revenues	$1,924	$7,598		$9,523	$19,045		$6,528

Expenses	10,413	2,961		3,194	16,568		7,553

Operating Income	(8,489)	4,637		6,329	2,477		(1,025)

Interest, net and other expenses	3,337	858		-	4,195		499

Income before taxes	$(5,152)	$5,495		$6,329	$6,672		$(526)

As Percent of Previously Acquired-Proforma							-8%

TOTAL ASSETS:	$158,385	$-	(3)	$20,734	$179,119		$2,225

As Percent of Previously Acquired-Proforma							1%

INVESTMENT IN MAGGIEMOOS' (Initial Purchase Price (2)):							$16,408

As Percent of Total Assets of Previously Acquired-Pro Forma							9%

NOTES:

(1) This information derived from Form 8-K/A filed on May 3, 2007 to report the acquisition of Bill Blass.

(2) This information derived from Form 8-K/A filed on May 10, 2007 to report the acquisition of MaggieMoo's.

(3) Assets of TAF included in December 31, 2006 NexCen historical balance sheet.